SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

Kodiak Sciences Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

50015M109

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

September 3, 2020

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

(Page 1 of 10 Pages)

________________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 50015M109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,275,749 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,275,749 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,275,749 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 149,999 shares of common stock (“Common Stock”) of Kodiak Sciences Inc. (the “Issuer”) underlying 149,999 warrants with an exercise price of $0.01 expiring August 11, 2022 (“2022 Warrants”) and 24,747 shares of Common Stock underlying 24,747 non-qualifed options exercisable for Common Stock (“Stock Options”) .

(2) Based on 44,712,259 shares of Common Stock outstanding as of July 31, 2020 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2020 and 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

CUSIP No. 50015M109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,275,749 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 12,275,749 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,275,749 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

(2) Based on 44,712,259 shares of Common Stock outstanding as of July 31, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2020 and 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

CUSIP No 50015M109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,275,749 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 12,275,749 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,275,749 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

(2) Based on 44,712,259 shares of Common Stock outstanding as of July 31, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2020 and 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

CUSIP No 50015M109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 12,275,749 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 12,275,749 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,275,749 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.3% (1)(2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

(2) Based on 44,712,259 shares of Common Stock outstanding as of July 31, 2020 as reported in the Issuer’s Form 10-Q filed with the SEC on August 10, 2020 and 149,999 shares of Common Stock underlying 149,999 2022 Warrants and 24,747 shares of Common Stock underlying 24,747 Stock Options.

Amendment No. 3

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 3 is being filed to report the purchase of shares of the common stock of Kodiak Sciences Inc. (the “Issuer”) reported in Item 5(c) that resulted in a more than 1 percent change in beneficial ownership. The disclosure regarding the purchases in Item 5(c) below is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, exercise some of all of the Stock Options (defined in Item 5), exercise of some or all of the 2022 Warrants (defined in Item 5), or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as the shares of Common Stock that may be acquired upon exercise of warrants to purchase Common Stock at an exercise price of $.01 per share with an expiration date of August 11, 2022 (the “2022 Warrants”).

Holder	Common Stock	2022 Warrants
667, L.P.	1,010,594	11,184
Baker Brothers Life Sciences, L.P.	11,090,409	138,815
Total	12,101,003	149,999

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Felix J. Baker, a managing member of the Adviser GP, currently serves on the Board. He is Chair of the Compensation Committee and serves on the Nominating/Governance Committee. Felix J. Baker as compensation for his service on the Board, receives non-qualified stock options to purchase shares of Common Stock of the Issuer (“Stock Options”). Felix J. Baker holds 24,747 vested Stock Options with an exercise price of $10.13 per share and 4,135 Stock Options with an exercise price of $62.50,  which will vest on the earlier of June 8, 2021 or one day prior to the next annual meeting of the Issuer. On June 30, 2020, Felix J. Baker was granted 7,106 Stock Options with an exercise price of $54.12 per share, which will vest on the earlier of June 30, 2021 or one day prior to the next annual meeting of the Issuer. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

(c) The following transactions in the Issuer’s Common Stock were effected by the Funds noted below during the sixty days preceding the filing of this statement using working capital of the applicable Fund. All purchase transactions were effected in the open market directly with a broker-dealer. Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

Name	Date	Number of Shares	Transaction	Price/Share	Footnote
667, L.P.	8/19/2020	284	Purchase	46.9865	1
Baker Brothers Life Sciences, L.P.	8/19/2020	3,585	Purchase	46.9865	1
667, L.P.	8/20/2020	283	Purchase	46.3018	2
Baker Brothers Life Sciences, L.P.	8/20/2020	3,576	Purchase	46.3018	2
667, L.P.	8/20/2020	843	Purchase	46.4959	3
Baker Brothers Life Sciences, L.P.	8/20/2020	10,640	Purchase	46.4959	3
667, L.P.	8/20/2020	3,262	Purchase	47.7213	4
Baker Brothers Life Sciences, L.P.	8/20/2020	41,155	Purchase	47.7213	4
667, L.P.	8/20/2020	60	Purchase	47.8226	5
Baker Brothers Life Sciences, L.P.	8/20/2020	754	Purchase	47.8226	5
667, L.P.	8/21/2020	3,386	Purchase	47.7421	6
Baker Brothers Life Sciences, L.P.	8/21/2020	42,714	Purchase	47.7421	6
667, L.P.	8/21/2020	181	Purchase	48.7447	7
Baker Brothers Life Sciences, L.P.	8/21/2020	2,286	Purchase	48.7447	7
667, L.P.	8/21/2020	6,645	Purchase	49.0831	8
Baker Brothers Life Sciences, L.P.	8/21/2020	83,832	Purchase	49.0831	8
667, L.P.	9/3/2020	185	Purchase	46.9681	9
Baker Brothers Life Sciences, L.P.	9/3/2020	2,359	Purchase	46.9681	9
667, L.P.	9/3/2020	234	Purchase	47.4472	10
Baker Brothers Life Sciences, L.P.	9/3/2020	2,987	Purchase	47.4472	10
667, L.P.	9/3/2020	6,062	Purchase	47.5968	11
Baker Brothers Life Sciences, L.P.	9/3/2020	77,456	Purchase	47.5968	11
667, L.P.	9/3/2020	2,512	Purchase	49.0000
Baker Brothers Life Sciences, L.P.	9/3/2020	32,088	Purchase	49.0000
667, L.P.	9/4/2020	950	Purchase	45.2963	12
Baker Brothers Life Sciences, L.P.	9/4/2020	12,132	Purchase	45.2963	12
667, L.P.	9/4/2020	2,295	Purchase	46.6171	13
Baker Brothers Life Sciences, L.P.	9/4/2020	29,319	Purchase	46.6171	13
667, L.P.	9/4/2020	2,054	Purchase	47.2591	14
Baker Brothers Life Sciences, L.P.	9/4/2020	26,238	Purchase	47.2591	14
667, L.P.	9/4/2020	712	Purchase	47.4982	15
Baker Brothers Life Sciences, L.P.	9/4/2020	9,101	Purchase	47.4982	15
667, L.P.	9/8/2020	15	Purchase	45.8750
Baker Brothers Life Sciences, L.P.	9/8/2020	185	Purchase	45.8750
667, L.P.	9/8/2020	1,272	Purchase	47.0350	16
Baker Brothers Life Sciences, L.P.	9/8/2020	15,807	Purchase	47.0350	16
667, L.P.	9/8/2020	6,151	Purchase	47.3874	17
Baker Brothers Life Sciences, L.P.	9/8/2020	76,473	Purchase	47.3874	17
667, L.P.	9/8/2020	1,220	Purchase	47.4690	18
Baker Brothers Life Sciences, L.P.	9/8/2020	15,172	Purchase	47.4690	18

1) The reported price is a weighted average price. These shares were traded in multiple transactions at a prices ranging from $46.50 to $47.13. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission (the “Staff”), upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.15 to $46.69. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.28 to $46.80. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.19 to $48.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(5) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.79 to $47.84. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(6) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.28 to $48.15. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(7) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $48.63 to $48.88. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(8) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $48.32 to $49.29. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(9) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.94 to $46.99. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(10) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.33 to $47.60. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(11) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.00 to $47.995. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(12) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $45.04 to $45.50. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(13) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.08 to $47.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(14) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.63 to $47.50. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(15) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.03 to $48.00. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(16) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.82 to $47.15. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(17) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $46.96 to $47.57. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(18) The reported price is a weighted average price. These shares were traded in multiple transactions at prices ranging from $47.153 to $48.15. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2020

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker